Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of any adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the company as part of its annual report on Form 20-F described below. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022, included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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Dear Shareholders,

As we reflect on the past quarter and look ahead to the future, we find ourselves at a crossroads. Since our inception, we have charted a course anchored in the principles of innovation, disciplined capital management, and an unrelenting focus on operational and commercial excellence. However, for an early-stage company in a high-velocity growth sector such as the one we play in, resilience and adaptability are key assets – rarely do events unfold exactly as planned. In this context, it is imperative that we realign our goals and scrutinize our methodologies to ensure organizational agility and alignment. As such, we feel the theme that best underscores this letter is one of recalibration.

When we first brought the HEVO-Solar to market in early 2021, we believed it was uniquely positioned to make an immediate impact for off-grid, co-located green hydrogen applications. Ultimately, while it has outperformed the specs we originally marketed and has been successfully deployed across several projects, due to the way in which the permitting environment unfolded within our core markets, the HEVO-Solar proved to be the wrong fit. Nevertheless, it served as a critical stepping-stone, laying a foundation that has enabled us to accelerate the time to market for our next-gen PEM solution, the HEVO-Chain.

The introduction and ongoing commercialization of our HEVO-Chain solution has provided us with the blueprint for success in this dynamic business environment. We have paired it with a highly focused commercial strategy that capitalizes on the distinct advantages of our proprietary technology and distributed approach to production. However, it is critical that our people and processes are in lockstep to ensure that our entire organization is fit for purpose and aligned towards a common goal. This is a process that began in earnest during the second quarter, particularly from a commercial perspective, but ultimately will be one of continuous improvement and transformation. Our evolution in strategy, which we will elaborate on further, will enable us to better synchronize our teams with the strategic imperatives that drive value creation for our shareholders.

As we embark on this next phase, a laser-sharp focus on our operational and commercial strategies becomes critical. We must channel our efforts into pinpointing what truly differentiates us in the market, capitalizing on what sets us apart to generate lasting and impactful value. By focusing on our distinctive strengths and pursuing avenues of growth align with those core competencies, we are confident in our ability to carve out a meaningful share of the market. In doing so, we hope to move the needle on decarbonization while delivering substantial value for our shareholders.

Financial Update

Revised guidance

During the second quarter of 2023, we invoiced €1 million to two customers with respect to ongoing technology projects. While this amount is lower than expected, we consider our technology sale revenues for fiscal 2023 will be broadly in line with the guidance previously issued. We expect our invoicing to customers to be ahead of plan, but our revenues will lag behind as given the nature of our technology sales, revenue recognition will be “back-ended” as opposed to “over-time.”

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The year to date has brought with it many key learnings. One being the timescale to obtain various licenses / permits to develop hydrogen production plants. We have touched on this before as we commented on the infancy of this relatively new industry but during this year, we have witnessed first-hand how such delays can have a material impact on our business. We expect our development project revenue for fiscal 2023 to be €nil. This is a €20 million reduction from where we expected it to be. When we provided our initial guidance for 2023, we were pursuing the sale of two development projects which represented combined electrolyzer capacity of 10 MWs. Both projects had significant grants awarded with the proviso being that project completion was achieved during fiscal 2023. Given the licensing delays experienced to date, it will not be possible for these projects to be completed within the allocated timeframe.

Despite the challenges faced during 2023, we are increasingly confident in the sales pipeline that we have, particularly the larger and more advanced development projects given the potential revenue that will be derived if we are able to convert these into technology sales. The transition from HEVO-Solar to HEVO-Chain has proven to be a key enabler. As an integrated solar-to-hydrogen solution, the HEVO-Solar requires a significant physical footprint. Recent changes in regulatory requirements in the Portuguese and Spanish have made it increasingly difficult to obtain the required approvals for projects using our HEVO-Solar product. Therefore, wherever possible we have moved our own projects to the HEVO-Chain solution to avoid the issues caused by the changes to the licensing process.

From a revenue guidance perspective, we consider this to be a delay rather than a net reduction. For the two projects that will not take place as planned during 2023, we had identified investors for both. Instead, we have shifted negotiations with these investors to other projects in our portfolio that are in similarly advanced stages of development. The key point to note is that we are not starting from the bottom rung of the ladder. We will be able to apply the valuable insights and expertise gained from the sales process of the two specific projects in 2023 to enhance the structure, timing, and overall effectiveness of future negotiations.

Capital update

We must also address the proverbial elephant in the room: our capital position. Strengthening our balance sheet and capital position was listed as a strategic priority for 2023. To date, we have relied on the capital raised when the Group first listed on Nasdaq, grant inflows, sale and leaseback of our production facility, short-term debt facilities backed by our VAT receivables in Portugal, sale of our ordinary shares through our ATM facility and finally, from modest technology sales. As previously discussed, we continue to evaluate a range of solutions, both equity financing as well as corporate debt facilities, to ensure we have sufficient runway to deliver on our business plan.

An imperative for management is to ensure we select the financing option or options that best protect shareholder value, while still positioning us to meet the needs of the Company. Though we look with envy at the strong cash position of some of our peers, our intention is not to fully fund the business plan on day one – given our depressed share price, any significant financing ends up being a dilutive recapitalization of the Company, so we must move with caution.

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Fortunately, our lean cost structure gives us flexibility to take a more calculated approach. As a result, our go-forward strategy is to secure sufficient capital that will enable us to execute on near-term value milestones, before returning to the market at a position of greater strength to further solidify our balance sheet. To that end, we continue to advance discussions with both existing investors as well as capital providers that are new to Fusion Fuel on near-term solutions that would strengthen our liquidity position.

We remain deeply troubled by our present share price, which we continue to view as significantly undervalued. This may stem from concerns about a potential substantial capital raise and its associated dilution, along with our reduced cash reserves. Nevertheless, we firmly believe that the current share value does not accurately reflect the potential opportunity set, the intrinsic value of our intellectual property, the anticipated revenues for the projects currently under development, or the value of our own attractive green hydrogen project portfolio. We hope that as the business continues to mature, and as we successfully deliver projects and secure contracts, that the share price will more closely reflect the company’s true potential.

During the second quarter of 2023, we received a further €0.5 million out of the €36 million previously approved by the Portuguese Government as part of Component 5 of their Recovery and Resilience Plan (“C-5”). To date, we have received €6.5 million under this grant agreement. An additional €0.4 million was received under this arrangement in July 2023. In July 2023, we also received the first €2m tranche as part of our C-14 grant award. As previously noted, we were awarded €10m as part of the C-14 component.

During the second quarter of 2023, we repaid the initial draw down (€2 million) from our debt facility with a Portuguese based financial institution that was specifically related to our outstanding VAT receivables. We also drew down an additional €1.3 million under this facility during Q2 2023. following a reimbursement request made to the Portuguese government for the same amount. This facility has allowed us to speed up our available cash resources. This €1.3 million has been fully repaid.

Finally, during the third quarter of 2023, we raised €0.4 million by selling 222,469 of our Class A ordinary shares through our At the Market Sales Agreement (“ATM”), which was announced in June 2022. We view the ATM as an effective way to raise small amounts of capital relatively frictionlessly, but we do not view it as a long-term solution. Our strategy in utilizing the ATM has been to employ it sparingly and judiciously, working closely with our placement agents to ensure that they are only active during periods of strong volume and interest and that we avoid placing excessive pressure on our stock. While we are disappointed by the recent weakness in our share price, we do not believe it is a direct result of our selling stock through the ATM.

Cash outflows during the second quarter of 2023 included investment of €2.3 million in procurement, production, and research & development of our HEVO technologies. This represents a reduction of €1.4 million versus the first quarter of 2023.

Our compensation expenses were lower than the first quarter of 2023 as our headcount reduced. We also witnessed a reduction in our share-based payments expense due to certain leavers forfeiting their right to awards previously granted. This will result in lower expenses going forward. During the second quarter of 2023, we recorded €7.2 million in impairment charges relating to our inventory balance. We have performed a thorough review of all components and the impairment charge is related to the components manufactured to legacy design and to those components that were earmarked for the two development projects that will not proceed as planned during 2023. The recovery value of these components is still to be determined, but at this time we have decided to impair the full value.

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While the reduction in outflows can be attributed to a more restrictive capital position, we have also embarked on a rigorous review of our cost base. From cost of materials to general operating costs, we expect to see the benefits of this review in future periods.

At quarter-end, the value of net assets amounted to €17.8 million, which represents a decrease of €12.2 million on the value at the March 31, 2023, mainly driven by the recent inventory impairment. Our cash balance was €3.09 million on June 30, 2023.

Strategy and Commercial Update

While the second quarter of 2023 was relatively modest in terms of commercial announcements, it stands out as a pivotal moment in our journey, defined by foundational shifts that we believe will set the stage for future growth. During the quarter, our commercial team began an explicit and strategic transition, one which saw them redirecting their focus onto near-term technology sales and new market development.

This transformation was catalyzed by the introduction of our game-changing HEVO-Chain technology. This solution has one of the leading stack- and system-level efficiencies in the PEM electrolyzer market, along with one of the lowest platinum group metals loading factors, around 80% below the targeted values in the European Clean Hydrogen Roadmap. These technical advantages, combined with the HEVO-Chain's modular design characteristics and building-block approach, make it a formidable offering in the PEM electrolyzer segment. Early indications of market acceptance reaffirm our commitment to thinking outside the box and delivering innovative solutions that meet the ever-evolving needs of our industry.

In tandem with this shift in strategy, we recognized the need for greater standardization and rigor in our approach to our sales and business development process. We made a concerted effort during the quarter to revamp our practices and management systems, which is already starting to bear fruit. We are excited to report that the early returns on our recent progress have been extremely positive.

Since the second quarter, our commercial team has been hard at work executing our refined strategy. We have redoubled our efforts in Southern Europe, where we already have a strong commercial presence, and have made promising inroads into priority markets in Northern Europe, a geography now open to us by virtue of our HEVO-Chain solution.

To put this achievement into perspective, we have generated more technology sale offers over the last three months alone than we did over the prior two years combined. This speaks volumes about the dedication and adaptability of our commercial team, who have embraced the challenge of this strategic pivot. While this has not yet translated to a positive revenue impact, we are confident that this shift will position us to close the year with greater visibility into our 2024 order book.

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In the interim, our existing project development portfolio remains a critical driver for technology sales going forward. Over the course of the year, we have continued to deliver on our development strategy, hitting significant value milestones that de-risk the portfolio and bring our projects closer to “shovel ready” status. Most of our projects in Portugal have secured land and grant funding, with several already having received municipal approval and environmental permits.

Our project development strategy remains unchanged – our intention is to sell these project SPVs to industrial or infrastructure players at or prior to FID, enabling us to convert them into technology sales. Cumulatively, our Portuguese projects represent more than €130 million in technology sale revenue, not including any developer fees or revenues from engineering / EPC work or O&M contracts. We continue to actively engage in discussions with a number of prospective counterparts, mostly large-scale infrastructure players, who are interested in our mid-to-large-scale project portfolio. For one of our smaller projects, we recently signed an agreement with Hydrogen Ventures to reach FID on a €20+ million project in Portugal by the end of this year.

One area where we have demonstrated notable success has been in securing project grant funding. To that end, we recently submitted seven projects to the C-14 and H2 Pioneers II grant programs in Portugal and Spain, respectively. We have submitted requests for approximately €65 million across the seven projects, which cumulatively represent approximately 70 MW of electrolyzer capacity. We anticipate receiving funding decisions from the program administrators before year-end.

In previous letters, we discussed at length the importance of strategic partnerships to our commercial and go-to-market strategies. We highlighted several notable collaborations, such as our partnerships with Toshiba Energy Systems and Toyota Material Handling España. Most recently, we have reached high-level terms for a partnership with Duferco Energia to establish a commercial presence in the Italian market, leveraging their extensive local sales network and deep expertise and capabilities. It will commence with the installation of the first-ever HEVO-Chain Series C, a 1 MW containerized system, which we plan to deliver in 2024.

Channel partnerships are a critical element of our go-to-market strategy. They are greater than the sum of their parts, helping to accelerate market development in new geographies and bring significant local expertise to bear. To that end, we are actively engaged in extensive partnership discussions with relevant counterparts and will share details on these as soon as possible, as we consider them to be key drivers of our future growth. Wherever possible, our approach is to build a partnership around the creation of a demonstrator plant, particularly in markets where we lack an operational presence, as we have done in Italy. This allows us to establish local track record and credibility and showcase the advantages of our systems across multiple markets. This is exemplified by our ongoing collaboration with BGR Energy, with which we are in discussions for a 1 MW demonstrator project in India.

Finally, we would like to address a significant development in one of our core markets. The months of July and August marked critical milestones for our pioneering project for Exolum in Madrid as we completed the acceptance tests for that facility. In addition, we are thrilled to share that our HEVO technology is performing even better than we anticipated. The teams responsible for bringing this project to life did a remarkable job in delivering Southern Europe’s first co-located solar-to-hydrogen refueling station, which will begin full refueling buses in September. Throughout the journey, we forged strong ties to key suppliers and partners involved in the project; however, most notably, it was the strength of our engineering expertise that was critical in turning this vision into a reality. The achievements in this project are a testament to our capabilities, and we continue to receive inbound requests from interested parties as a result.

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2022 ESG Report

During the second quarter we also published our inaugural ESG Report for the calendar year 2022. In the report we laid out our sustainability roadmap and ESG strategy: Fueling a Sustainable Future. Underpinning our strategy was a comprehensive materiality assessment, intended to help inform and prioritize the sustainability issues most relevant to our business and our primary stakeholders. As part of our disclosure, we published an array of qualitative and quantitative indicators, including data pertaining to water and energy usage, green hydrogen production, DEI statistics, health & safety metrics, and governance frameworks. Going forward, our intention is to implement management systems that will allow us to more effectively collect and analyze our ESG data, particularly concerning benchmarking scope 1 and scope 2 GHG emissions.

Our commitment to sustainability is inextricably linked to our Company’s mission to make the energy transition more accessible through the development of innovative clean hydrogen solutions. We believe our modular electrolyzer technology and disruptive building-block approach can help unlock the transformative potential of green hydrogen, fostering energy resilience and accelerating decarbonization, setting the stage for a cleaner, more sustainable energy landscape.

We invite you to view our 2022 ESG Report at: https://ir.fusion-fuel.eu/ESG_Report

Closing

The upcoming months promise a series of critical events for our company, including the closing of ongoing tech and project sales processes, as well as the finalization of live partnership discussions currently underway. With the continued commercialization of our market-leading HEVO-Chain offering, and the momentum we are building within our sales process, we believe we have established a strong foundation for the years ahead.

We recognize the vital importance of fortifying our capital position, but given our current undervaluation, it is important to note that we will continue to employ a measured and judicious approach in evaluating potential financing solutions. With the recognition of more significant revenues later this year, the anticipated resolution of our short-term liquidity concerns, and the potential for substantial orders for 2024 and 2025, we expect a substantial correction to our current valuation, bringing it more in line with the immense opportunity that we believe is not fully reflected in our share price at present.

As always, we want to extend our heartfelt gratitude to you and to the entire Fusion Fuel team for embarking on this green hydrogen journey with us. Your unwavering support is instrumental to our success.

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Yours Sincerely,

Frederico Figueira de Chaves	André Antunes
Chief Executive Officer	Chief Operating Officer
David Lovell	Gavin Jones
Head of Commercial (Australia)	Chief Financial Officer a.i. & Chief Accounting Officer
Jaime Silva	João Teixeira Wahnon
Chief Technology Officer & Head of Innovation	Global Origination & Head of Commercial (Spain & MENA)
Mario Garma
Chief Engineering Officer

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80.00
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70.00
60.00
65.00

02-

Q2 HIGHLIGHTS & FINANCIALS

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Second Quarter Highlights

▪	Won €2.46 million green hydrogen equipment supply contract with CSIC in Spain
▪	Published inaugural ESG Report
▪	1 MW project in Italy using Fusion Fuel technology awarded grant to support its execution
▪	Further invoices issued for technology and turn-key project sales

Subsequent Events

▪	Announced a long-term green hydrogen offtake contract with a Spanish industrial group
▪	Submitted three Projects to Spanish H2 Pioneers II program and four projects to the new Portuguese C-14 program for a total of nearly 70 MW of electrolyzer capacity
▪	Achieved client acceptance at the Exolum hydrogen plant
▪	Creating strategic partnership with Duferco Energia to enter Italian market, starting with a 1 MW HEVO-Chain Series NC project in Southern Italy
▪	Signed agreement with Hydrogen Ventures to reach FID on a €20+ million project in Portugal by end of 2023
▪	In negotiations with BGR Energy to install 1 MW HEVO-Chain demonstrator in India in 2024

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Key Figures

KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q2 2023	Q1 2023
o/w revenues[1]	-	582
o/w cost of goods sold[2]	(7,287)	(1,120)
o/w share-based payment (non-cash) expenses[3]	(352)	(855)
o/w operating expenses[4]	(4,634)	(5,975)
o/w impairment of property, plant and equipment[5]	(205)	-
OPERATING (LOSS) INCOME	(12,478)	(7,368)
o/w fair value movement – warrants[6]	309	4,975
o/w finance gain/ (loss), net	(122)	(90)
o/w share of loss of equity-accounted investees	(90)	(115)
PRE-TAX (LOSS) / PROFIT	(12,381)	(2,598)

1 The Q1 2023 is the first quarter the Group recognized revenue from a technology sale relating to 62 HEVO-Solar units. No revenue was recognised in Q2 2023.

2 During Q4 2022, we recorded an onerous contract provision charge of €6.52million relating to three technology sales contracts. The amount expensed during 2022 represented the total expected losses for these projects. During Q1 2023 we reversed some of this provision (€0.77 million) as the projects progressed. The onerous provision charges are non-cash items. During Q1 2023, scrapping costs of €0.1 million were incurred as part of the production of our product, the comparable amount recorded in Q2 2023 was €0.1 million. During Q2 2023, we also recorded an impairment charge of €7.19 million for specific items of raw materials and work-in-progress that will no longer be used by the Group. These items represent materials that were purchased & manufactured to legacy design.

3 Q2 2023 expense relates to 125,099 RSU’s granted to employees, directors and consultants since year ended December 31, 2021, 2,128,554 options issued to five senior managers and 143,628 options issued in Q1 2023 to its non-executive directors. During Q2 2023, we granted 57,472 RSUs to employees whilst 13,465 RSUs were forfeited. During this quarter, this expense decreased as certain options (800,000) and RSU’s (12,649) failed to meet the vesting conditions of the initial award. These were treated as forfeitures. We recorded a credit of €1.3 million during this quarter – €1.03 million in equity and €0.26 million in income statement relating to these forfeitures. These are non-cash expenses.

4 These expenses are incurred in the ongoing operations of the Group. Our operating expenses decreased by €1.34 million in Q2 2023. This decrease can be summarised as follows:

•	Decrease of a non-recurring expense of €1.49 million during Q1 2023. This expense related to a specific production line expected to be installed at our Benavente facility during 2023 that we will no longer utilise. Due to the change in approach, this amount did not meet the required criteria for capitalization;
•	Decrease of €0.2 million in personnel related costs because of reduction in headcount; and
•	Offset by an increase of €0.19m of legal costs with lawyers.

5 During Q2 2023 an impairment of €0.21 million was recognized for equipment at the Benavente plant that will be sold during Q3 2023. This equipment was capitalized during Q4 2022.

6 Warrants are re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

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KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q2 2023	Q1 2023

Property, plant and equipment[1]	28,755	23,736
Intangible assets[2]	5,184	5,285
TOTAL NON-CURRENT ASSETS	33,939	29,021
Trade receivables[3]	828	1,109
Prepayments and other receivables[4]	4,002	4,437
Inventory[5]	17,411	22,806
VAT receivable[6]	1,397	4,238
Cash and cash equivalents	3,085	5,759
TOTAL CURRENT ASSETS	26,723	38,349
TOTAL ASSETS	60,662	67,370

Trade and other payables[7]	22,426	16,578
Cost accruals	2,452	2,233
Deferred income[8]	7,544	6,237
Provisions[9]	7,631	7,631
Derivative financial instruments – Warrants[10]	2,367	2,676
Loans and borrowings	414	2,000
TOTAL LIABILITIES	42,834	37,355

TOTAL NET ASSETS	17,828	30,015

1 The balance includes our Benavente facility (€9.90m), our Évora demonstrator plants (€4.39 million), and our HEVO-Sul project in Sines, Portugal (€3.5 million). In addition, we have recognized Right-of-Use (RoU) assets for our lease arrangements in accordance with IFRS 16 Leases (€10.40 million). The increase registered during the second quarter is related with new equipment in Benavente and new land leases which resulted in an increase of €0.78 million.

2 Includes IP that was transferred during the 2020 merger (€1.9 million) and the spend incurred on our HEVO technology to date (€2.15 million, net of amortization charges) along with amounts on future iterations of the HEVO (€0.37 million).

3 Trade receivables relates to amounts owing from our technology sales customers.

4 Advanced payments to suppliers´ accounts for €1.16 million of this balance. In addition, we have deferred costs (€0.2 million), security deposits (€1.3 million) and a grant receivable balance of €0.8 million.

5 Inventory consists of raw materials (€3.88 million) and work in progress (€13.53 million). This balance is net of impairment charges booked during Q2 2023 (€7.19 million).

6 During Q2 2023, we received €3.17 million in reimbursements relating to VAT which was offset by the submission of further claims during Q2 2023 of €0.41 million. During Q3 2023 to date, we have received a further €0.41 million.

7 €11.18 million of this balance represents amounts owed to suppliers. The remaining balance relates primarily to IFRS 16 Lease bookings (€10.8 million).

8 €5.98 million of this balance represents grant funding received in Dec. 2022, Q1 2023 and Q2 2023 for our C-5 project. The remaining balance (€1.57 million) relates to technology sales that have not met the revenue recognition criteria.

9 During Q4 2022, we recorded an onerous contract provision for our technology sales contracts. During Q1 2023 we reversed a portion of this provision as the projects progressed.

10 The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at June 30, 2023, was $0.29 (March 31, 2023: $ 0.33).

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SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q2 2023	Q1 2023
ORDINARY SHARES – Class A1	14,532,500	14,532,500
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	127,071	80,276
OPTIONS OUTSTANDING	1,472,182	2,271,682

1 On June 6, 2022, we entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company’s common stock having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. In Q2 2023, the amount available to be sold under the ATM was reduced to $10 million. During Q1 2023, we sold 726,851 class A ordinary shares for net proceeds of $2,599,146 at an average sales price of $3.91 per share. We paid $77,974 in commissions to agents as part of these trades. No ATM Share were sold during Q2 2023. Between July 14, 2023 and August 1, 2023, we sold 222,469 class A ordinary shares for net proceeds of $492,788 at an average sales price of $2.35 per share. We paid $20,490 in commissions to agents as part of these trades.

GRANT UPDATE – SUBSEQUENT TO MARCH 31, 2023 (€ millions)
	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
GRANT TOTAL[2]	60	9.6

2 Grant values include grants awarded to Fusion Fuel's own projects as well as projects by third party clients and developers that include Fusion Fuel technology. The grants relate to projects in Portugal, Spain and Italy. In Portugal, the grants also include the previously announced grants for R&D and for our Benavente production facility.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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